UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2016

Commission File Number: 001-31528

IAMGOLD Corporation

(translation of registrant’s name into English)

401 Bay Street Suite 3200, PO Box 153

Toronto, Ontario, Canada M5H 2Y4

Tel: (416) 360-4710

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐                    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                     No  ☒

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2 and 99.3 of this Form 6-K are incorporated by reference as additional exhibits to the registrant’s Registration Statement on Form F-10 (File No. 333-210437).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IAMGOLD CORPORATION

	By:	/s/ Tim Bradburn
Date: August 10, 2016	Name:	Tim Bradburn
	Title:	Vice President, Legal and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description of Document

99.1	Underwriting Agreement

99.2	Term Sheet

99.3	Consent of Fasken Martineau DuMoulin LLP